

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Mr. Daniel Dror
CEO, President, and Chairman
American International Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565

> **Re: American International Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2009, as amended**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010**
> **File No. 1-33640**

Dear Mr. Dror:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief